PT. II



OFFERING CIRCULAR


 Cover Page





WEB DEBT SOLUTIONS, LLC WEBDS



4812 CRUSE RD

HOUSTON, TX, 77016

WWW.WEBDEBTSOLUTIONS.COM

06/15/2016



Item 1:

(a) WebDS is the established name and logo used by for New York Stock
Exchange and
NASDAQ for Web Debt Solutions, LLC. A company which is seeking to offer equity to shareholders and the public as an Initial Public Offering at a rate of $49.00/share.

 (h) Risk factors section is listed as follows: Table of Contents



(i)The approximate day of commencement of proposed sale to the public is July
20th, 2016.

 (j)The bona fide estimate of the range of the maximum offering price is $59, although the set price is $49 for securities being offered. The maximum number of securities being offered is approximately 15,000,000.




TABLE OF CONTENTS






1. Cover Page Part II Item 1 First Page



2. Table of Contents Part II Item 2 Second Page



3. Summary and Risk Factors

Part II Item 3 Third Page



4. Dilution Part II Item 4 Fourth Page



5. Plan of Distribution and Selling Security Holders

 Part II Item 5 Fifth Page



6. Use of Proceeds to Issuer Part II Item 6 Sixth Page



7. Description of Business Part II Item 7 Seventh Page



8. Description of Property Part II Item 8 Eighth Page



9. Management's Discussion and Analysis of Financial Condition and Results of Operations

 Part II Item 9 Ninth Page



10. Directors, Executive Officers and Significant Employees

 Part II Item 10 Tenth Page



11. Compensation of Directors and Executive Officers

 Part II Item 11 Eleventh Page



12. Security Ownership of Management and Certain Security holders

 Part II Item 12 Twelfth Page



13. Interest of Management and Others in Certain Transactions

 Part II Item 13 Thirteenth Page



14 Securities Being Offered Part II Item 14 Fourteen Page



15. Part F/S Part II Item 15 Subsection: (a) General Rules

 Fifteen Page



16. Financial Statements for Tier 1 Offerings

 Part II Item 15: Subsection: (b) Sixteenth Page



17. Index to Exhibits Part III Item 1 Seventeen Page



18. Description of Exhibits Part III Item 17 Eighteenth Page



19. Signatures Part III Last Page












Summary an
d Risk Factors




(a)



The Primary Goal in offering the Initial Public Offerings under Tier 1 Offerings is to raise working capital to expand and grow business to lead the industry. Being that this is the first Tier 1 being offered as an IPO for Web Debt Solutions, LLC, the time frame would be one year in getting the funds raised for Company.

(b)

The industry of Debt Collections is considered "high risk" but Web Debt Solutions, LLC has been able to overcome all obstacles and stand as the startup company from 2014 to
2016 to generate revenues. The only risk that could but would never become an issue for
Web Debt Solutions, LLC would be the expenses going forward in becoming a public company and also if the OPO does not take off right away and generate the funds needed for the Tier 1 Offering. Though this is a risk factor, Web Debt Solutions, LLC has hundreds of clients worldwide that even having 15,000,000 shares available for purchase would not be enough.

ITEM 4



 DILUTION



There is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year or that they have a right to acquire will be put in a rational form. The pricing for the public to acquire shares would be $49 to $59 and for affiliates of the company $29 to $35 per share, and these prices vary depending on the number of shares being purchased. There will be Preemptive Rights
Protection to help
protect those who purchase and have ownership with the company.





Item 5

 PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

(g)

The company will have a total of 15,000,000 shares available for distribution during the
IPO phase of the Tier 1 Offering. Affiliates of the company will be able to purchase shares at a discounted rate of 40% to 50% off. The public will be able to purchase between $49 to $59 depending on the amount purchased. Being the public can hold up to
6% equity in the company and affiliates 4%, this will help limit the stabilize the market for any of the securities to be offered.



Item 6

Use of proceeds to issuer



The principal purpose for which the net proceeds to the issuer from the securities to be offered are intended to be used for: approximate amount

1. Expansion and to open new offices worldwide $5,000,000 to $8,000,000

2. New Start Ups/Subsidiaries $2,000,000 to $3,000,000

3. Advertising and Marketing $1,500,000

4. To better trade on a larger scale $2,000,000

5. % to be distributed to Company owner and affiliates $2,000,000


And the remaining will be put in a interest bearing account an equity account for Web
Debt Solutions, LLC.



Item 7

Description of business

The term 'Collection Agency' is defined as a business that pursues payments of debts owed by individuals or businesses. Most collection agencies operate as agents of creditors and collect debts for a fee or percentage of the total amount owed. There are many types of collection agencies. First-party agencies are often subsidiaries of the original company the debt is owed to. Third-party agencies are separate companies contracted by a company to collect debts on their behalf for a fee. Debt buyers purchase the debt at a percentage of its value, then attempt to collect it. Each country has its own rules and regulations regarding them. Web Debt Solutions, LLC will operate primarily as a third party agency, but will also act as a first party agency for clients who do not perform in-house collections but have not charged off debts of a customer or business.
Debt buying will also be performed in the event client is offering portfolios for sale for a percentage or fee to relieve them from the duty of being a beneficiary of the debtors account or invoice. Due to industry market every changing in accordance to economic development, the company will be safe to generate revenue and sales despite a recession or a surplus economic state. In collections, it is a necessary for all clients, vendors, and customers due to world of "Credit." Credit is the trust which allows one party to provide money or resources to another party where that second party does not reimburse the first party immediately (thereby generating a debt), but instead arranges either to repay or return those resources (or other materials of equal value) at a later date. The resources provided may be financial (e.g. granting a loan), or they may consist of goods or services
(e.g. consumer credit). Credit encompasses any form of deferred payment. Credit is extended by a creditor, also known as a lender, to a debtor, also known as a borrower.

Credit does not necessarily require money. The credit concept can be applied in barter economies as well, based on the direct exchange of goods and services. However, in modern societies, credit is usually denominated by a unit of account. Unlike money, credit itself cannot act as a unit of account. Movements of financial capital are normally dependent on either credit or equity transfers. Credit is in turn dependent on the reputation or creditworthiness of the entity which takes responsibility for the funds.
Credit is also traded in financial markets. The purest form is the credit default swap market, which is essentially a traded market in credit insurance. A credit default swap represents the price at which two parties exchange this risk - the protection seller takes the risk of default of the credit in return for a payment, commonly denoted in basis points
(one basis point is 1/100 of a percent) of the notional amount to be referenced, while the protection buyer pays this premium and in the case of default of the underlying (a loan, bond or other receivable), delivers this receivable to the protection seller and receives from the seller the par amount (that is, is made whole). As long as 'credit' is being offered on an international level to any person, business, or party, the industry on collections will always have business in where recoveries and collections of delinquencies will always be needed. Medical collections applies to this rule as well, due to birth, accidents, and death, which all are inevitable, the company will always have a field in which to produce income from.


The collection agency industry is highly competitive with over 120,000 agencies and people working in the industry. Demand for collections services is driven by the volume of financial transactions and by the health of the economy. The profitability of individual companies depends largely on efficiency of operations. Large companies enjoy economies of scale in their ability to buy receivables portfolios. Small companies can compete successfully by providing superior customer service. The US industry is fragmented: the 50 largest companies account for about 45 percent of revenue.

Some key competitors in the industry that the company would be up against are: Major companies include Encore Capital Group, GC Services, iQor, NCO Group, Portfolio
Recovery Associates, and STA International (all based in the US) as well as First Collect
International (UK) and NTT Finance (Japan). Given the fact that the owner of the company, Stephanie Izevbizua, has worked for 3 of the top 50 major competitors in the collection agency industry for over 13 years, Web Debt Solutions, LLC has an 'upper hand' as far as customer satisfaction, well balanced agency, that can provide a long and sturdy client base coming from all backgrounds, nationalities, and countries to sustain the company for years to come.

 The main operations: The company's primary duty as a collection agency is to recover and collect delinquencies from debtors and businesses that would be deemed noncollectable by client, vendor, or any person(s) or businesses that extends any form of credit, and to purchase any debts by person(s) or business that offers accounts for sale to relieve original creditor duties of recovering debts.



Item 8


Description of Property






The first official office was opened in March 13, 2015 in

444 W Lake St SUITE #305

CHICAGO, IL, 60606.

A sophisticated exterior and interior design will complement the extraordinary views of the Chicago River, Wacker Drive and the Chicago Central Business District. The project includes 1.5 acre landscaped plaza, park & and river walk along the Chicago River.
Convenient access to public transportation with access to two METRA Train Stations, multiple bus routes and CTA elevated lines. Amenities include a caf, 24-hour lobby security desk, conference center, fitness center, and a 24-hour ATM. Underground
Parking available on three levels with 24/7 access for 160 cars. Registered with U.S.
Green Building Council and is pre-certified LEED-CS Gold.

With close to 25,000 sq feet of space this allows for a full call center space that holds over 200 employees. For now about 10,000 sq feet of the space has been utilized, thus the reason for the Tier 1 Offering so that the office and business can expand and bring in more clients, employees, and customers.



Item 9



Management's discussion and analysis of financial condition and results of operations




(a)




Being that Web Debt Solutions, LLC started in 2014 with the owner already 15 years in the industry, the company started off in a gross profit from the 1st and 2nd month.
Originally starting up doing debt purchasing and 3rd party collections for some of the major and minor clients such as: Regions Bank, Yonkers Teachers Federal Credit Union, and Centura Urgent Care. Working in an industry that has a mixture of many forms of issuance of credit, collecting debt on delinquencies can prove to be a task depending on the type of client, age, amount, and other specific factors. With this, it changes the sales that come in, revenues produced, and of course affects the operations of the company from year to year. To get a better understanding of the company from an investors point of view: The operations of the company, Web Debt Solutions, LLC is one to be quite diverse and detailed to explain the full operations from start to finish from each department in making up the whole of the collection agency. The collection attorney, which a necessity to act as a legal representation to ensure that the company is protected in a legal manner, ensuring that company is safe free from all forms of litigation and fines from the interstate commerce, clients, vendors, and customers. In the event a mishap takes place, the attorney will represent the company in taking action to keep fines, costs, losses, disputes, or damages against the company to minimum. Due to regulatory laws ever changing, the company's collection attorney will safeguard and continually update company is regards to these changes, and interacting with compliance manager ensuring every employee of the company is tested and certified that they are knowledgeable and adhere to the changes of rules, laws, and regulations.


 Per the Annual income statement from 2014 and 2015, the revenues increased from the very beginning of Web Debt Solutions. LLC. The revenues grossed in 2 months alone was over $3,643,000. Being that the owner has 15 years of experience in the industry, the move from another company to a start up with the continuance of clients and customer base made it fairly smooth to transition over.

 Being that the company is 1st, 3rd party and also does debt purchasing and a startup, Web Debt Solutions, LLC has some liquid able assets that has a valuation will over $15,000,0000. In terms of short term lquidablitity, having equity stock with the company can and will generate more revenue and help increase the value of the company.

(d) The biggest trend right now with the company is that in the last quarter, more clients tend to drop more business, making the last quarter usually the highest months of revenues generated.

Item 10



DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT
EMPLOYEES



NAME:

POSITION:

AGE:

TERM OF
OFFICE

Approximate
hours per week for
part-tiime
emplouees




EXECUTIVE
OFFICERS:

1.STEPHANIE

IZEVBIZUA



`2. ELIZABETH
ROSE











3.MARIAH
WELLINGTON





1. DIRECTOR

OWNER/EO/DIRECTOR





2. CFO./ACCOUNTANT

DIRECTOR







3.COO/DIRECTOR





1. 31





2.43













3. 54





1. 4 YEARS





2. 4 YEARS













3.3 YEARS





FULL TIME (75
HOURS/WEEK)



PART
TIME/FULL
TIME (35-45
HOURS//WEEK)





PART
TIME/FULL
TIME (35-45
HOURS/WEEK)

DIRECTORS:



ALL OFFICERS





ALL OFFICERS





ALL
OFFICERS





ALL
OFFICERS







ALL OFFICERS
















SIGNIFICANT
EMPLOYEE:



1.CHRIS DEAN

















1.DIRECTOR/
GENERAL MANAGER
FOR SALES AND
MARKETING







1. 42







1. 3 YEARS







1.PART
TIME/FULL
TIME (30-45
HOURS/WEEK)





1. STEPHANIE IZEVBIZUA started the company in Dec. 2012 but made it an LLC in Feb 10, 2014. She is the CEO and Owner of Web Debt Solutions, LLC.

.. -Has worked directly with American Express, Bank of America, Chase, and Wells Fargo.
.. -Has lifted a company that only grossed $4 million a month to over $20 million a month in 5 years.
.. -Contracted a multi million dollar deal with the largest oil company in Texas in 1 month.




2. Elizabeth Rose started working for Web Debt Solutions in Dec of 2012. Being she is a certified accountant, she became the company's CFO to oversee all financial transactions between the company and clients.

.. Prepared federal and state tax returns for over 200 of Individuals, 30 of partnerships, and
25 of corporations annually
.. Researched inbound international tax issues for clients, such as NRA investment for US properties
.. Worked on compilation and review reports including compiling financial statements
.. Performed an operational audit of internal control resulting in improved controls and operating efficiencies





3. Mariah Wellington started working for Web Debt Solutions, LLC in Oct. of 2013 and quickly became the COO running the operations of the company on a more quicker and resourceful scale.

.. Focused leader, recognized for delivering superior results.
.. Well qualified executive with over 20 years of experience managing high level corporate operations.
.. Articulate communicator, capable of building lasting relationships with senior management of clients, partners and vendors.
.. Visionary, with track record for finding innovative ways to grow revenue and increase margins.
.. Experienced in the negotiation of high level contracts.
.. Well versed in presentations, accustomed to addressing clients, vendors, partners, shareholders and corporate board of directors.
.. Managed multi-million dollar budgets with full P&L responsibility.




4. Chris Dean started working for Web Debt Solutions, LLC in Feb 2014 right when the office launched. Being highly knowledgeable in sales, marketing, and a background knowledge of debt collections, he has proven by driving up revenues over the last 4 quarters above expectations.

.. Advanced through a series of promotions, culminating in oversight of group copy division and 6-member creative team.
.. Created concept and copy for journal ads, direct mail campaigns and sales collateral for diverse clients and projects.
.. Selected Accomplishments:
o Served as primary copywriter on advertising campaigns for multimillion-dollar accounts and successful product launches.
o Assumed a lead role in pitch team meetings due to strengths in presentation and negotiation skills, and helped close major accounts ($500K to
$1M+ initial contracts).
o Generated campaign response-rates of between 6% and 8% (up to 4 times the industry average).




ITEM 11



COMPENSATION OF DIRECTORS AN EXECUTIVE OFFICERS


NAME

CAPACITIES IN WHICH
COMPENSAION WAS
RECEIVED(
CEO
DIRECTOR)
($)

CASH
COMPENSATION

($)

OTHER
COMPENSATION

($)

TOTAL
COMPENSATION

($)

1.STEPHANIE
IZEVBIZUA



2.ELIZABETH
ROSE



3. MARIAH
WELLINGTON

1. $9,680,000





2. $1,694,000



3 $2,170,000

1. $7,260,000





2. $480,000



3. $350,000

1. $2,420,000





2. $125,000



3. $200,000

1. $9,680,000





2. $2,299,000



3. $2,720,000

























*the average for bonus and commissions for 2014/2015

The compensation that is listed above in the table shows what each executive officer made as an average in 2014 and 2015 as a bonus and commissions. The salaries for each officer are broken down into:

1. CEO-$400,000

2. CFO- $250,000

3. COO- $250,000

4. GENERAL MANAGER/DIRECTOR $125,000

Doing this Tier 1 Offering would slightly increase bonuses across the board depending on how well the IPO's sell, though the % would only increase by 0.00250.



ITEM 12


SECURITY OWNERSHIP OF MANGEMENT AN CERTAIN
SECRURITY HOLDERS



EXECUTIVE OFFICERS and directors as a group, inially naming each director officer who

(1) All beneficially owns more than 10% of any class of the issuer's voting securities:

(a) Stephanie Izevbizua



TITLE
OF
CLASS

NAME AND
ADDRESS
OF
BENEFICIAL
OWNER(1)

AMOUNT
AND
NATURE OF
BENEFICIAL
OWNERSHIP

AMOUNT AND
NATURE OF
BENEFICIAL
OWNERSHIP
ACQUIRABLE(2)

PERCENT
OF
CLASS (3)

CLASS A

STEPHANIE
IZEVBIZUA

4812 CRUSE ST

HOUSTON, TX
77016

$20,000,000

Tier 1
Offering

$20,000,000

Equity/Stocks



100%







Item 13



INTEREST OF MANGAGEMENT AND OTHERS IN CERTAIN
TRANSACTIONS



(a) Some of the transactions and current proposed transactions during We b Debt Solutions, LLC last two completed fiscal years which the issuer has amounts that exceeds $50,000 would be

1. The start up cost for the Web Debt Solutions, LLC- $2,700,000


(1a) STEPHANIE IZEVBIZUA- OWNER AND CEO

2. Supplies and furniture for Web Debt Solutions, LLC- $1,500,000

3. The Company Property-$1,500,000

4. Filing fees and taxes- $36,687,200

(1a)

Item 14

 SECURITIES BEING OFFERED



(a) Capital stock (equity) is being offered for the Tier 1 Offering. The title of the class is Class A
Mutual Funds Share.

(i) Dividend rights- @ the time of closeting dates prior to distribution, shareholders must have acquired shares of 25% of acquired stock(12.50)/dividend for 2 years

(ii) voting rights- corporate actions or issuance cannot disparency reduce or restrict the vote right of existing shareholders given to existing shareholder.

(iii)the Liquidation rights is to have the rights to liquidate or sell equities or shares not to exceed
60% of current price.

(iv) Preemptive rights- are for shareholders: it will protect them from dilution and give rights to dividend and voting power.

(v) The Conversions Rights- which will be given to share holders also refers to the shareholder's ability to convert the preferred shares into common shares. Conversion rights are important as they affect the calculation of other rights of shareholders. Most calculations use the number of outstanding shares "on an as-converted basis".



(vi)The redemption provisions will happen when the corporation can forcibly call the shares for cash. Call provisions include the call date, which is the first date on which the corporation can redeem the shares.



(viv) The sinking fund provision allows shareholders repay funds that were borrowed through a bond issue.



(viii)the liability to further calls or to assessment: N/A




(ix) any classification of the board of Directors, and the impact of classification where cumulative voting is permitted or require. The top priority in decision making not necessarily applicable.



(x) restrictions on alienability of the securities being offered: N/A



(xi) any provision discriminating against any existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities: N/A



(xii) rights of Holders that may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class: N/A









PART III



INDEX OF EXHIBITS/ITEM 17





A. UNDERWRITING AGREEMENT............. Item 5 Page 4

 (none used- n/a)



B. Charters and Bylaws.............. Item 14 Page 16



C. Instruments defining the Rights of

 Security Holders........... Item 14 Page 16



D. Subscription Agreement

 (upon purchase of securities of this offering

Shareholders agree to the following:

1. Terms and conditions of issuers Req. for Purchase

2. Fees/int. associate with purchase

3. Unless buying in bulk agree to be shareholder

Without having major own share with company)........ Item 14 Page 16



E. Voting Trust Agreement

(The voting Trust agreement is for all shareholders

Of WEBDS that have a minimum of 1% equity Web

Debt Solutions, LLC or more. This agreement allows all

Share Holders to:

1. Call general meeting

2. to create a unified block of votes

3. Help resolve conflicts of interest

 ............... Item 14 Page 16



F. Material Contract.............. Item 10, 14 Page 11, 16




G. Plan of Acquisition, Reorganization, Arrangement,

Liquidation, or Succession................. Item 9 Page 11, 12



H. Escrow Agreements.......... Item 9 Page 9, 10



I. Letter re change In Certifying Accountant...... Item 9 Page 9



J. Power of Attorney..... N/A



K. Consents.......... N/A



L. Opinion le Legality........... Item 5 Page 6



M. "Testing the Waters" materials....... Item 5 Page 6



N. Appointment of agent for service of process....... N/A



O. Additional Exhibits....... N/A